Exhibit 11

OURPET’S COMPANY AND SUBSIDIARIES

STATEMENT OF COMPUTATION OF NET INCOME PER SHARE

FOR THE THREE MONTHS ENDED MARCH 31, 2008 AND MARCH 31, 2007

	2008	2007
Net income (loss)	$(391,472)	$115,513
Preferred Stock dividend requirements	(9,682)	(14,647)

Net income (loss) attributable to common stockholders	$(401,154)	$100,866

Weighted average number of common shares and dilutive common equivalent outstanding	16,361,732	17,137,861

Net income (loss) per common share	$(0.02)	$0.01

16